                               File No. 70-_____

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                -----------------------------------------------

                                   FORM U-1

                         JOINT APPLICATION-DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

               ------------------------------------------------

                         THE COLUMBIA GAS SYSTEM, INC.
                    COLUMBIA GAS SYSTEM SERVICE CORPORATION
                           COLUMBIA LNG CORPORATION
                     COLUMBIA ATLANTIC TRADING CORPORATION
                          12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3458

                         TRISTAR VENTURES CORPORATION
                          TRISTAR CAPITAL CORPORATION
                      TRISTAR PEDRICK LIMITED CORPORATION
                      TRISTAR PEDRICK GENERAL CORPORATION
                    TRISTAR BINGHAMTON LIMITED CORPORATION
                    TRISTAR BINGHAMTON GENERAL CORPORATION
                     TRISTAR VINELAND LIMITED CORPORATION
                     TRISTAR VINELAND GENERAL CORPORATION
                      TRISTAR RUMFORD LIMITED CORPORATION
                    TRISTAR GEORGETOWN GENERAL CORPORATION
                    TRISTAR GEORGETOWN LIMITED CORPORATION
                        TRISTAR FUEL CELLS CORPORATION
                             TVC NINE CORPORATION
                              TVC TEN CORPORATION
                             TRISTAR SYSTEM, INC.
                                 205 Van Buren
                               Herndon, VA 22070

                         COLUMBIA NATURAL RESOURCES, INC
                                  ALAMCO, INC.
                             ALAMCO - DELAWARE, INC.
                          HAWG HAULING & DISPOSAL, INC.
                             900 Pennsylvania Avenue
                              Charleston, WV 25302

                      COLUMBIA ENERGY SERVICES CORPORATION
                         COLUMBIA ASSURANCE AGENCY, INC.
                      COLUMBIA ENERGY MARKETING CORPORATION
                      COLUMBIA POWER MARKETING CORPORATION
                         COLUMBIA SERVICE PARTNERS, INC.
                           12355 Sunrise Valley Drive
                                    Suite 300
                              Reston, VA 20191-3458

                      COLUMBIA GAS TRANSMISSION CORPORATION
                             12801 FairLakes Parkway
                             Fairfax, VA 22030-0146

                      COLUMBIA NETWORK SERVICES CORPORATION
                               CNS MICROWAVE, INC.
                                1600 Dublin Road
                             Columbus, OH 43215-1082

                          COLUMBIA PROPANE CORPORATION
                         9200 Arboretum Parkway, Ste 140
                               Richmond, VA 23236

                       COLUMBIA GULF TRANSMISSION COMPANY
                             2603 Augusta, Suite 125
                                Houston, TX 77057

                         COLUMBIA GAS OF KENTUCKY, INC.
                           COLUMBIA GAS OF OHIO, INC.
                         COLUMBIA GAS OF MARYLAND, INC.
                       COLUMBIA GAS OF PENNSYLVANIA, INC.
                         COMMONWEALTH GAS SERVICES, INC.
                             200 Civic Center Drive
                               Columbus, OH 43215
        -----------------------------------------------------------------
              (Names of company or companies filing this statement
                  and addresses of principal executive offices)

                         THE COLUMBIA GAS SYSTEM, INC.
 -----------------------------------------------------------------------------
               (Name of top registered holding company parent of
                         each applicant or declarant)

                          J. W. Trost, Vice President
                    COLUMBIA GAS SYSTEM SERVICE CORPORATION
                          12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3458
                   -----------------------------------------
                   (Name and address of agent for service)

         Names and Addresses of Subsidiary Company Agents for Service:

M. A. CHANDLER, Treasurer
Columbia Natural Resources, Inc.
Alamco, Inc.
Alamco-Delaware, Inc.
Hawg Hauling & Disposal, Inc.
900 Pennsylvania Avenue
Charleston, WV  25302

D. P. DETAR, Treasurer
TriStar Ventures Corporation
TriStar Pedrick Limited Corporation
TriStar Pedrick General Corporation
TriStar Binghamton Limited Corporation
TriStar Binghamton General Corporation
TriStar Vineland Limited Corporation
TriStar Vineland General Corporation
TriStar Rumford Limited Corporation
TriStar Georgetown Limited Corporation
TriStar Georgetown General Corporation
TriStar Fuel Cells Corporation
TVC Nine Corporation
TVC Ten Corporation
TriStar System, Inc.
205 Van Buren
Herndon, VA 22070

S. T. MACQUEEN, Treasurer
Columbia LNG Corporation
12355 Sunrise Valley Drive
Suite 300
Reston, VA 20191-3458

J. W. TROST, Vice President
Columbia Gas System Service Corporation
12355 Sunrise Valley Drive, Suite 300
Reston, VA 20191-3420

J. W. GROSSMAN, Treasurer
TriStar Capital Corporation
Columbia Atlantic Trading Corporation
12355 Sunrise Valley Drive
Suite 300
Reston, VA 20191-3458

S. M. NORDIN, Treasurer
Columbia Propane Corporation
9200 Arboretum Parkway, Ste 140
Richmond, VA 23236

A. J. SONDERMAN, Corporate Secretary
Columbia Gas of Ohio, Inc.
Columbia Gas of Kentucky, Inc.
Commonwealth Gas Services, Inc.
Columbia Gas of Pennsylvania, Inc.
Columbia Gas of Maryland, Inc.
200 Civic Center Drive
Columbus, OH 43215

G. A. BARNARD, Assistant Controller
Columbia Gas Transmission Corporation
Columbia Gulf Transmission Company
1700 MacCorkle Avenue, S. E.
Charleston, WV 25314

D. FURLANO, Treasurer
Columbia Network Services Corporation
CNS Microwave, Inc.
1600 Dublin Road
Columbus, OH 43215-1082

R. S. GUSTAFSON, Controller
Columbia Assurance Agency, Inc.
Columbia Energy Services Corporation
Columbia Energy Marketing Corporation
Columbia Power Marketing Corporation
Columbia Service Partners, Inc.
121 Hill Pointe Drive
Suite 100
Canonsburg, PA 15317

------------------------------------------------------------------------------
               (Names and Addresses of Other Agents for Service)

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

      (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

      The Columbia Gas System, Inc. ("Columbia"), a Delaware Corporation, and a holding company registered with the U. S. Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935, as amended ("the Act"), and its subsidiary companies (collectively, "the System") are requesting Commission approval to update and expand their existing short-term financing authority. Specifically, Columbia asks the Commission to increase the System's short-term financing authority to $2 billion through December 31, 2003. In addition, Columbia asks the Commission to release the reservation of jurisdiction over Money Pool participation by new Columbia subsidiaries.

      By order dated December 23, 1996 in File No. 70-8925 (Holding Co. Act Release No. 26634) (the "Omnibus Financing Order"), Columbia was authorized to engage in a wide range of financing transactions through December 31, 2001, subject to certain conditions and parameters. Among the conditions was the following: "The aggregate amount of external, long-term debt and equity financing issued by Columbia, through December 31, 2001, will not exceed $5 billion of long-term debt and equity financing or more than $1 billion of short-term borrowing outstanding at any one time." Under the terms of the Omnibus Financing Order, Columbia and its nonutility subsidiaries were authorized to enter guarantee arrangements, obtain letters of credit and otherwise provide credit support with respect to obligations of their respective subsidiaries as may be needed and appropriate to enable them to carry on in the ordinary course of their respective businesses through December 31, 2001, subject to an aggregate limit on such credit support of $500 million at any one time. The guarantees were in addition to any other financing authorization requested in that file. Columbia was also authorized to utilize the proceeds of any of the above financing for investments in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"), subject to the requirements of Sections 32 and 33 of the Act and Rules 53 and 54 thereunder, which restrict Columbia's aggregate investment in EWGs and FUCOs to an amount equal to 50% of its consolidated retained earnings as defined in Rule 53(a)(1)(ii).

      Columbia wishes to expand and clarify the foregoing authorities and specifically requests authorization to increase the limit on external short-term debt at any one time outstanding through December 31, 2003 to $2 billion. In addition Columbia asks the Commission to release the reservation of jurisdiction with respect to Money Pool participation by new direct or indirect subsidiaries of Columbia. As initially set forth in the Omnibus Financing Order, the authorization sought herein is subject to the following general conditions: (1) Columbia will maintain its long-term debt rating at an investment grade level as established by a nationally recognized statistical rating organization, as that term is used in rule c-1(c)(2)(vi)(F) of the Securities Exchange Act of 1934; (2) its common equity, as reflected in its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, does not fall below 30% of its consolidated capitalization; (3) the effective cost of money on debt borrowing occurring pursuant to this authorization will not exceed 300 basis points over comparable term U.S. Treasury securities; (4) the maturity of short-term indebtedness will not exceed one year; (5) the underwriting fees, commissions, or other similar remuneration paid in connection with the non-competitive bid issue, sale or distribution of a security in this matter will not exceed 5% of the principal or total amount of the financing; (6) with respect to any Bid Notes, they will bear interest rates comparable to, or lower than, those available through other proposed forms of short-term borrowing with similar terms and have maturities not exceeding 270 days; (7) the proceeds from the sale of securities by Columbia in external financing transactions will be added to Columbia's treasury and used for general and corporate purposes including: (a) the financing, in part, of the capital expenditures of Columbia and its Subsidiaries; (b) in the case of short-term debt, the financing of gas storage inventories, other working capital requirements and capital spending of the System; (c) the acquisition of interests in EWGs and FUCOs; (d) the acquisition, retirement, or redemption of securities of which Columbia is an issuer without the need for prior Commission approval pursuant to rule 42 or a successor rule; and/or (e) the acquisition of the securities of nonutility companies as permitted under any final rule of the Commission permitting such acquisitions. The Money Pool will continue to operate pursuant to the terms and conditions set forth in the Omnibus Financing Order.

      The Columbia System requires short-term debt financing to finance gas storage inventories until sale in the winter months, to meet other short-term working capital requirements and to finance construction spending until long-term financing can be arranged. Further, Columbia has an established goal of increasing its investment in generally non-rate regulated businesses. As Columbia's operations grow, its need for short-term capital will also increase.

      In the rapidly growing energy industry, a higher level of short-term authorization is required to provide the type of flexibility needed to compete effectively. Columbia therefore requests an increase in the limit on short-term debt at any one time outstanding through December 31, 2003 to $2 billion. Such short-term financing could include, without limitation, a revolving credit agreement, the issuance of commercial paper, bid notes issued to individual banks, which are participants in the revolving credit agreement, bank borrowing, or medium-term notes issued under its Indenture dated November 28, 1995, between Columbia and Marine Midland Bank, Trustee, as amended.

      The Omnibus Financing Order authorizes continuation of the System Money Pool through December 31, 2001 but reserves jurisdiction over "Money Pool participation by new direct or indirect subsidiaries engaged in new lines of business." Columbia asks the

Commission to release this jurisdiction. Since the Omnibus Financing Order was issued in December 1996, the Commission has adopted Rule 58 and amendments to Rules 45 and 52 which exempt the acquisition of the securities of and the financing of the on-going business of energy and gas-related companies within the meaning of the rule. The reservation of jurisdiction over Money Pool participation creates a potential regulatory delay of the sort that Rule 58, for example, was intended to eliminate. Accordingly, Columbia requests that the Commission release jurisdiction over Money Pool participation by new subsidiaries that are engaged in 1935 Act-authorized activities.

                        *     *     *     *     *

      Rule 24(c)(1), in pertinent part, provides that, unless otherwise designated in an application or declaration, every order is subject to a requirement that the transaction proposed be carried out within 60 days of the date of such order. As a practical matter, the failure to designate an alternative period, has lead to a number of lapsed orders in the past, necessitating the filing of post-effective amendments and the issuance of supplemental orders. To avoid this situation in the future, Columbia hereby designates a period from the date of the order in this matter to the expiration of the authority under this order as the period in which it will carry out transactions authorized in this order, or previously authorized by Commission order, in accordance with the terms and conditions of, and for the purposes as authorized by the relevant orders.

                        *     *      *      *      *

      The conditions of Rule 54 are satisfied: At present, Columbia has no "aggregate investment" within the meaning of Rule 53(a)(1)(i) in exempt wholesale generators or foreign utility companies None of the disabling conditions under Rule 53(b) exist with respect to Columbia and so Rule 53(c) is inapplicable.

      (b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate or affiliate of the applicant or declarant company or any affiliate of any such associate company.

      Not applicable.

      (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

      Not applicable.

      (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

      Not applicable.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

      (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

Legal fees in connection with the preparation of the Application-
 Declaration . . . . . . . . . . . . . . . . . . . . .             $7,500.00
                                                                    --------
Total. . . . . . . . . . . . . . . . . . . . . . . .  .            $7,500.00
                                                                    --------

      (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

      The Service Corporation will render certain legal services at cost.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

      (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

      The proposed transactions are jurisdictional under Sections 6, 7, 9, 10 and 12 of the Act and rules thereunder, and Rule 54.

      (b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

      Not applicable.

ITEM 4.  REGULATORY APPROVAL

      (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the U. S. Securities and Exchange Commission) over the proposed transaction.

      The State Corporation Commission of Virginia has jurisdiction over the acquisition by Columbia and the sale by Commonwealth Services of short-term and long-term debt securities. Regulatory commissions in the states of Kentucky, Ohio and Pennsylvania exercise jurisdiction over the issuance and sale of common stock and notes by Columbia Kentucky, Columbia Ohio and Columbia Pennsylvania, but do not exercise jurisdiction over the acquisition of those securities by Columbia.

      (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

ITEM 5.  PROCEDURE

      (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

      It is requested that the Commission issue its Notice by October 30, 1997 and its order on or before November 30, 1997.

      (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

      Applicants hereby (i) waive a recommended decision by a hearing officer,
(ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

      (a) Exhibits

      F Opinion of Counsel for Columbia and Subsidiaries (to be filed by Amendment).

      G   Proposed Notice.

      (b) Financial Statements

      The Columbia Gas System, Inc. and Subsidiaries:

      (1) Condensed Statements of Income and Capitalization as of June 30, 1997. Actual and Pro Forma

      (2)  Condensed Balance Sheet as of June 30, 1997. Actual and Pro Forma

      (3)  Financial Data Schedules.

      There have been no material changes, not in the ordinary course of business, since the date of the financial statements filed herewith.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

      (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act [42 U.S.C. 4232(2)(C)]. If the response to this term is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

      The proposed transactions subject to the jurisdiction of this Commission have no environmental impact in and of themselves.

      (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

      No federal agency has prepared or, to Columbia's knowledge, is preparing an EIS with respect to the proposed transaction.

                                   SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

      The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

            THE COLUMBIA GAS SYSTEM, INC.


DATE:   October 16, 1997   by: //s//M. W. O'Donnell
                           ----------------------------------------------
                           M. W. O'Donnell, Senior Vice President
                           & Chief Financial Officer


            COLUMBIA NATURAL RESOURCES, INC.
            ALAMCO, INC.
            ALAMCO-DELAWARE, INC.
            HAWG HAULING & DISPOSAL, INC.

DATE:  October 16, 1997    by:  //s//M. A. Chandler
                           ----------------------------------------------
                           M. A. Chandler,
                           Chief Financial
                           Officer & Treasurer

            COLUMBIA GAS OF OHIO, INC.
            COLUMBIA GAS OF KENTUCKY, INC.
            COLUMBIA GAS OF MARYLAND, INC.
            COLUMBIA GAS OF PENNSYLVANIA, INC.
            COMMONWEALTH GAS SERVICES, INC.
            COLUMBIA NETWORK SERVICES CORPORATION
            CNS MICROWAVE, INC.
            COLUMBIA GULF TRANSMISSION COMPANY
            COLUMBIA GAS TRANSMISSION CORPORATION
            COLUMBIA PROPANE CORPORATION
            COLUMBIA GAS SYSTEM SERVICE CORPORATION
            COLUMBIA LNG CORPORATION
            COLUMBIA ATLANTIC TRADING CORPORATION
            COLUMBIA ENERGY SERVICES CORPORATION
            COLUMBIA ASSURANCE AGENCY, INC.
            COLUMBIA ENERGY MARKETING CORPORATION
            COLUMBIA POWER MARKETING CORPORATION
            COLUMBIA SERVICE PARTNERS, INC.
            TRISTAR CAPITAL CORPORATION
            TRISTAR VENTURES CORPORATION
            TRISTAR PEDRICK LIMITED CORPORATION
            TRISTAR PEDRICK GENERAL CORPORATION
            TRISTAR BINGHAMTON LIMITED CORPORATION
            TRISTAR BINGHAMTON GENERAL CORPORATION
            TRISTAR VINELAND LIMITED CORPORATION
            TRISTAR VINELAND GENERAL CORPORATION
            TRISTAR RUMFORD LIMITED CORPORATION
            TRISTAR GEORGETOWN GENERAL CORPORATION
            TRISTAR GEORGETOWN LIMITED CORPORATION
            TRISTAR FUEL CELLS CORPORATION
            TVC NINE CORPORATION
            TVC TEN CORPORATION
            TRISTAR SYSTEM, INC.



DATE:  October 16, 1997    by:  //s//J. W. Trost
                           ----------------------------------------------
                           J. W. Trost, Vice President

EXHIBIT G


SECURITIES AND EXCHANGE COMMISSION
(RELEASE NO.     )


      The Columbia Gas System, Inc. ("Columbia"), 12355 Sunrise Valley Drive, Suite 300, Reston, Virginia, 20191-3458, a Delaware Corporation, and a registered holding company under the Act, and its subsidiary companies (collectively, "the System") have filed an application and declaration under Sections 6, 7, 9, 10 and 12 of the Act and rules thereunder, and Rule 54.

      Columbia requests Commission approval to update and expand their existing short-term financing authority. By order dated December 23, 1996 in File No. 70-8925 (Holding Co. Act Release No. 26634) (the "Omnibus Financing Order"), Columbia was authorized to engage in a wide range of financing transactions through December 31, 2001, including short-term financing in an amount not to exceed $1 billion outstanding at any one time, subject to certain conditions and parameters. Columbia wishes to expand and clarify the foregoing order and specifically requests authorization to increase the System's short-term financing authority to an amount not to exceed $2 billion outstanding at any one time through December 31, 2003. Such short-term financing could include, without limitation, a revolving credit agreement, the issuance of commercial paper, bid notes issued to individual banks, which are participants in the revolving credit agreement, bank borrowing, or medium-term notes issued under its Indenture dated November 28, 1995, between Columbia and Marine Midland Bank, Trustee, as amended.

      Columbia also requests authorization to release the reservation of jurisdiction over Money Pool participation by new direct or indirect subsidiaries of Columbia. The Omnibus Financing Order authorized continuation of the System Money Pool through December 31, 2001 but reserved jurisdiction over "Money Pool participation by new direct or indirect subsidiaries engaged in new lines of business." Since the Omnibus Financing Order was issued in December 1996, the Commission has adopted Rule 58 and amendments to Rule 45 and 52 which exempt the acquisition of the securities of and the financing of the on-going business of energy and gas-related companies within the meaning of the rule. Columbia therefore requests that the Commission release jurisdiction over Money Pool participation by new subsidiaries that are engaged in 1935 Act-authorized activities.

      The joint application-declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their
views in writing by           , to the Secretary, Securities and Exchange
Commission, Washington, D.C. 20549, and serve a copy on the applicants-declarants at the address specified above. Proof of service (by affidavit or, in case of an attorney-at-law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the joint application-declaration, as filed or as it may be amended, may be permitted to become effective.


      For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                                Jonathan G. Katz
                                                Secretary

THE COLUMBIA GAS SYSTEM, INC.                                                                                             UNAUDITED
                                                                                                                          (b)(2)
                                                                                                                          (1 of 2)

CONSOLIDATED BALANCE SHEET
ACTUAL and PRO FORMA
As of June 30, 1997
($000)

                                                                          CG                 Pro Forma Entries               CG
                                                                        Actual             Debit          Credit          Pro Forma
                                                                     ----------          ----------     ----------       ----------
                                           ASSETS

Property, Plant and Equipment
  Gas utility and other plant, at original cost ............                 --                  --             --               --
  Accumulated depreciation and depletion ...................                 --                  --             --               --

                                                                     ----------          ----------     ----------       ----------

  Net Gas Utility and Other Plant ..........................                 --                  --             --               --
                                                                     ----------          ----------     ----------       ----------

  Oil and gas producing properties, full cost method .......                 --                  --             --               --
  Accumulated depletion ....................................                 --                  --             --               --

                                                                     ----------          ----------     ----------       ----------

  Net Oil and Gas Producing Properties .....................                 --                  --             --               --
                                                                     ----------          ----------     ----------       ----------

Net Property, Plant, and Equipment .........................                 --                  --             --               --
                                                                     ----------          ----------     ----------       ----------

Investments and Other Assets
  Accounts receivable - noncurrent .........................                 --                  --             --               --
  Unconsolidated affiliates ................................                 --                  --             --               --
  Other ....................................................                 --                  --             --               --
                                                                     ----------          ----------     ----------       ----------

Total Investments and Other Assets .........................                 --                  --             --               --
                                                                     ----------          ----------     ----------       ----------
Investments in Subsidiaries
  Capital stock ............................................          2,451,463                  --             --        2,451,463
  Equity in undistributed retained earnings ................           (168,439)                 --             --         (168,439)
  Installment promissory notes receivable ..................            783,008                  --             --          783,008
  Other investments ........................................            643,000                  --             --          643,000
                                                                     ----------          ----------     ----------       ----------
Total Investments in Subsidiaries ..........................          3,709,032                  --             --        3,709,032
                                                                     ----------          ----------     ----------       ----------
Current Assets
  Cash and temporary cash investments ......................             14,239           2,000,000(a)          --        2,014,239
  Accounts receivable, net
    Customers ..............................................                 --                  --             --               --
    Affiliated .............................................             45,275                  --             --           45,275
    Other ..................................................                877                  --             --              877
  Gas inventory ............................................                 --                  --             --               --
  Other inventory at average cost ..........................                 --                  --             --               --
  Prepayments ..............................................                  1                  --             --                1
  Current regulatory assets ................................                 --                  --             --               --
  Other ....................................................             22,728                  --             --           22,728
                                                                     ----------          ----------     ----------       ----------
Total Current Assets .......................................             83,120           2,000,000             --        2,083,120
                                                                     ----------          ----------     ----------       ----------
Deferred Charges ...........................................              4,716                  --             --            4,716
Long term regulatory assets ................................                 --                  --             --               --
                                                                     ----------          ----------     ----------       ----------

Total Assets ...............................................          3,796,868           2,000,000             --        5,796,868
                                                                     ==========          ==========     ==========       ==========

THE COLUMBIA GAS SYSTEM, INC.                                                                                             UNAUDITED
                                                                                                                          (b)(2)
                                                                                                                          (2 of 2)

BALANCE SHEET
ACTUAL and PRO FORMA
As of June 30, 1997
($000)


                                                                CG                    Pro Forma Entries                      CG
                                                              Actual             Debit                Credit              Pro Forma
                                                            ----------         ----------           ----------           ----------
                       CAPITALIZATION AND LIABILITIES
Capitalization
  Stockholder's equity .............................         1,734,463            112,531                   --            1,621,932
  Long-term debt ...................................         2,000,056                 --                   --            2,000,056
                                                            ----------         ----------           ----------           ----------

Total Capitalization ...............................         3,734,519            112,531                   --            3,621,988
                                                            ----------         ----------           ----------           ----------

Current Liabilities
  Current maturities of long term debt .............                --                 --                   --                   --
  Short-term debt ..................................                --                 --            2,000,000(a)         2,000,000
  Debtor in possession financing ...................                --                 --                   --                   --
  Accounts and drafts payable ......................             3,847                 --                   --                3,847
  Affiliated accounts payable ......................               (94)                --                   --                  (94)
  Accrued taxes ....................................             9,500             60,594(b)                --              (51,094)
  Accrued interest .................................            24,817                 --              173,125(b)           197,942
  Estimated rate refunds ...........................                --                 --                   --                   --
  Estimated supplier obligations ...................                --                 --                   --                   --
  Current regulatory liabilities ...................                --                 --                   --                   --
  Deferred income taxes - current ..................                --                 --                   --                   --
  Other ............................................            12,890                 --                   --               12,890
                                                            ----------         ----------           ----------           ----------

Total Current Liabilities ..........................            50,960             60,594            2,173,125            2,163,491
                                                            ----------         ----------           ----------           ----------


Other Liabilities and Deferred Credits
  Deferred income taxes, noncurrent ................                --                 --                   --                   --
  Deferred investment tax credit ...................                --                 --                   --                   --
  Postretirement benefits other than pensions ......             7,991                 --                   --                7,991
  Long-term regulatory liabilities .................                --                 --                   --                   --
  Other ............................................             3,398                 --                   --                3,398
                                                            ----------         ----------           ----------           ----------

Total Other Liabilities and Deferred Credits .......            11,389                 --                   --               11,389
                                                            ----------         ----------           ----------           ----------


Total Capitalization and Liabilities ...............         3,796,868            173,125            2,173,125            5,796,868
                                                            ==========         ==========           ==========           ==========

THE COLUMBIA GAS SYSTEM, INC.                                                                                             UNAUDITED
                                                                                                                          (b)(1)(b)

STATEMENT OF CAPITALIZATION
ACTUAL and PRO FORMA
As of June 30, 1997
($000)


                                                                      CG                    Pro Forma Entries                CG
                                                                    Actual                Debit           Credit          Pro Forma
                                                                  ----------            ----------      ----------       ----------
Stockholder's Equity

  Common Stock, $10 par value, authorized
   100,000,000 shares, outstanding 55,382,267
   shares .............................................              553,823                    --           --             553,823

  Additional paid in capital ..........................              747,083                    --           --             747,083

  Retained earnings ...................................              434,724               112,531           --             322,193

  Unearned employee compensation ......................               (1,167)                   --           --              (1,167)
                                                                  ----------            ----------      ----------       ----------

Total Stockholder's Equity ............................            1,734,463               112,531           --           1,621,932
                                                                  ----------            ----------      ----------       ----------

Long-Term Debt

  Long term debt ......................................            2,000,056                    --           --           2,000,056
  Installment promissory notes payable ................                   --                    --           --                  --
                                                                  ----------            ----------      ----------       ----------

Total Long-Term Debt ..................................            2,000,056                    --           --           2,000,056
                                                                  ----------            ----------      ----------       ----------

Total Capitalization ..................................            3,734,519               112,531           --           3,621,988
                                                                  ==========            ==========      ==========       ==========

 THE COLUMBIA GAS SYSTEM, INC.                                        UNAUDITED
                                                                      (b)(1)(a)


 STATEMENT OF INCOME
 ACTUAL and PRO FORMA
 Twelve Months Ended June 30, 1997
 ($000)


                                              CG          Pro Forma Entries            CG
                                            Actual      Debit          Credit        Pro Forma
                                          --------     --------       --------       ---------

Operating Revenues
  Gas Sales ..........................          --           --             --              --
  Transportation .....................          --           --             --              --
  Other ..............................          --           --             --              --
                                          --------     --------       --------        --------

Total Operating Revenues .............          --           --             --              --
                                          --------     --------       --------        --------


Operating Expenses
  Products purchased .................          --           --             --              --
  Operation ..........................       7,576           --             --           7,576
  Maintenance ........................          --           --             --              --
  Depreciation and depletion .........          --           --             --              --
  Other taxes ........................         130           --             --             130
                                          --------     --------       --------        --------

Total Operating Expenses .............       7,706           --             --           7,706
                                          --------     --------       --------        --------


Operating Income (Loss) ..............      (7,706)          --             --          (7,706)
                                          --------     --------       --------        --------


Other Income (Deductions)
  Interest income and other, net
    Unaffiliated .....................      (2,804)          --             --          (2,804)
    Affiliated .......................     394,607           --             --         394,607
  Interest expense and related charges
    Unaffiliated .....................    (151,391)     173,125(b)          --        (324,516)
    Affiliated .......................          --           --             --              --
  Reorganization items, net ..........          --           --             --              --
                                          --------     --------       --------        --------

Total Other Income (Deductions) ......     240,412      173,125             --          67,287
                                          --------     --------       --------        --------


Income (Loss) before Income Taxes ....     232,706      173,125             --          59,581

Income Taxes .........................     (27,013)          --         60,594(b)      (87,607)
                                          --------     --------       --------        --------

Net Income (Loss) ....................     259,719      173,125        (60,594)        147,188
                                          ========     ========       ========        ========

                                                                       UNAUDITED
                                                                             (b)
                          THE COLUMBIA GAS SYSTEM, INC.

                                PRO FORMA ENTRIES
                                     ($000)


                                                                         Debit                   Credit

Entry (a):

    Cash and Temporary Cash Investments                                2,000,000
          Short-term Debt                                                                       2,000,000

To record CG's borrowing.


Entry (b):

    Interest Expense                                                     173,125
    Taxes Payable                                                         60,594
          Tax Expense                                                                              60,594
          Interest Payable                                                                        173,125

To record CG's interest* on short-term debt and related taxes.


* The October 10, 1997 Libor interest rate of 5.65625% plus 300 basis points, per Item 1, Section (a), Subsection (3) of attached Form U-1.